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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Allied World Assurance Company Holdings, AG
(Name of Subject Company)

Allied World Assurance Company Holdings, AG
(Name of Person Filing Statement)

Registered Shares, par value CHF 4.10 per share
(Title of Class of Securities)

H01531104
(CUSIP Number for Registered Shares)

Wesley D. Dupont, Esq.
Executive Vice President and General Counsel
Allied World Assurance Company Holdings, AG
Park Tower, 15th floor
Gubelstrasse 24, 6300 Zug, Switzerland
+41-41-768-1080
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Steven A. Seidman, Esq.
Sean M. Ewen, Esq.
Willkie Farr & Gallagher LLP
787 7th Avenue
New York, New York 10019
1 (212) 728 8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 (the "Amendment") to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on May 8, 2017 (as amended or supplemented from time to time, the "Schedule 14D-9") by Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland ("Allied World," the "company," "we," "our" or "us"), relating to an exchange offer by Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada ("Fairfax"), to purchase all of the outstanding registered ordinary shares of Allied World, par value CHF 4.10 per share (the "Allied World shares"). Fairfax is making the offer to purchase all of the outstanding Allied World shares through its indirect wholly owned subsidiary, Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company organized under the laws of Switzerland ("FFH Switzerland"), and its direct wholly owned subsidiary 1102952 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of the province of British Columbia, Canada ("Canada Sub"), to acquire all of the outstanding Allied World shares upon the terms and subject to the conditions set out in the prospectus dated May 8, 2017 (as amended or supplemented from time to time, the "prospectus"), which is part of the Registration Statement on Form F-4 initially filed by Fairfax with the SEC on February 15, 2017, as amended by Amendment No. 1 to the Form F-4 filed by Fairfax with the SEC on April 7, 2017, Amendment No. 2 to the Form F-4 filed by Fairfax with the SEC on May 3, 2017, and Amendment No. 3 to the Form F-4 filed by Fairfax with the SEC on May 8, 2017, and in the related letter of transmittal (as amended or supplemented from time to time, the "letter of transmittal") filed as Exhibit (a)(4) to the Tender Offer Statement filed by Fairfax with the SEC on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") on May 8, 2017. Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

        The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.    Additional Information

        Item 8 of the Schedule 14D-9 is hereby supplemented by the following:

        On June 29, 2017, Fairfax and Allied World announced that that they have received all regulatory approvals that are necessary to complete the Offer. Accordingly, the conditions to the Offer relating to receipt of required regulatory approvals have been satisfied.

Item 9.    Exhibits

        Item 9 is hereby amended to add exhibit (a)(5)(xiv).

Exhibit Number	Description
(a)(5)(xiv)*	Joint Press Release, dated June 29, 2017

*
Filed herewith

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG
Date: June 29, 2017	By:	/s/ SCOTT A. CARMILANI
	Name:	Scott A. Carmilani
	Title:	Chairman and Chief Executive Officer

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  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE